UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: June 2025 (Report No. 3)

Commission File Number: 001-38428

PolyPid Ltd.

(Translation of registrant’s name into English)

18 Hasivim Street

Petach Tikva 495376, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

CONTENTS

Meeting of Shareholders

On June 25, 2025, PolyPid Ltd. (the “Company”) convened an Annual and Extraordinary General Meeting of Shareholders (the “Meeting”).

The Meeting was called for the following purposes:

Proposal No. 1	To re-elect Kost Forer Gabbay & Kasierer, Certified Public Accountants, as the independent registered public accountants of the Company, and to authorize the board of directors of the Company to determine their compensation, until the next annual general meeting of the Company’s shareholders;

Proposal No. 2	To re-elect eight members of the board of directors of the Company and approve their compensation;

Proposal No. 3	To approve an additional option grant for non-executive directors;

Proposal No. 4	To approve an option grant for the Company’s Chief Executive Officer, Ms. Dikla Czaczkes Akselbrad;

Proposal No. 5	To approve an additional milestone-based option grant for the Company’s Chief Executive Officer, Ms. Dikla Czaczkes Akselbrad;

Proposal No. 6	To approve the renewal of the Company’s compensation policy;

Proposal No. 7	To approve an acceleration of vesting period for unvested options upon termination of services of Mr. Jacob Harel, as the Company’s chairman of the board of directors; and

To discuss the Company’s financial statements for the fiscal year ended December 31, 2024.

At the Meeting, a quorum was present and the shareholders of the Company approved Proposal Nos. 1 through 7 as originally proposed.

Attached hereto as Exhibit 99.1 is the Company’s compensation policy, which reflects the approval of Proposal No. 6 above.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-276826, File No. 333-280658, File No. 333-281863, and File No. 333-284376) and Form S-8 (File No. 333-239517, File No. 333-271060, File No. 333-277703 and File No. 333-280662) filed with the Securities and Exchange Commission to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Compensation Policy.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLYPID LTD.

Date: June 25, 2025	By:	/s/ Dikla Czaczkes Akselbrad
		Name	Dikla Czaczkes Akselbrad
		Title:	Chief Executive Officer

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